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15025167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allstate Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln (City) NE (State) 68506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Priess 847-402-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

RECEIVED
2015 MAR -2 PM 1:36
SEC / MR

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2014 and Report of
Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
INVESTMENTS	
Fixed income securities at fair value (amortized cost $14,978,147)	$ 14,969,470
Short-term investments	5,000,000
Total investments	19,969,470
Cash and cash equivalents	22,138,394
Commissions receivable (net of allowance of $7,484)	2,904,463
Deferred income taxes	2,620,675
Other assets	1,102,864
Receivable from affiliates	228,191
Total assets	$ 48,964,057
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 8,362,738
Payable to affiliates	7,558,036
Accounts payable and accrued expenses	2,305,430
Income taxes payable to affiliate	2,796,554
Total liabilities	21,022,758
MEMBER'S EQUITY	27,941,299
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 48,964,057

See notes to financial statements.

1. GENERAL

Basis of presentation - The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company sells mutual funds and variable annuities issued by unaffiliated providers, deferred annuity contracts issued by affiliated insurers and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life) and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Since June 1, 2006, the Company had a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (collectively "Prudential") whereby Prudential provides variable annuity products. On June 1, 2011, the Company entered into a new selling agreement with Prudential. The agreement has an indefinite term; however, the Company or Prudential may terminate the agreement with 90 days' notice or may terminate immediately for cause as defined in the arrangement. In 2014, 40% of commission income resulted from this arrangement. As of April 1, 2014, LBL is no longer a subsidiary, but the Company continues to accept deposits on existing LBL contracts.

Subsequent to the sale of LBL, variable life contracts issued by LBL continue to be reinsured with Allstate Life.

Subsequent events – Subsequent events were evaluated through February 27, 2015, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – Fixed income securities include bonds and are carried at fair value. Short-term investments consist of commercial paper and are carried at fair value.

Commission refunds – The Company recognizes an accrued liability for its obligation to return the commissions to the product issuer for commissions that have been received. As of December 31, 2014, $635,288 are reported in accounts payable and accrued expenses in the Statement of Financial Condition. In addition, the Company recognizes an allowance for uncollectible commission receivables due from the product issuer and reports the amount net with commission receivables on the Statement of Financial Condition. The allowances total $7,484 as of December 31, 2014.

For variable life contracts, annualized commission revenues receivable from contracts issued by LBL and reinsured to Allstate Life or ALNY and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue received to LBL or ALNY. The commission refund is not predicated on the commission expense paid to the Allstate Agent being recovered. The Company estimates exposure to policy cancelations based on historical variable life persistency rates, agent compensation rates and agent termination rates. The accrued liability for the Company's obligation to return variable life commissions as of December 31, 2014 was $33,600. The allowance for uncollectible variable life commission receivables as of December 31, 2014 was $4,126.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is generally recorded when received, which is in advance of the settlement of the contracts, but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contracts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company estimates refund exposure to unsettled contracts and recognizes an allowance for uncollectible commission receivables due from the product issuer and, for commissions that have been received, an accrued liability for the Company's obligation to return the commissions to the product issuer. These estimates are based on historical refunds, agent compensation rates and agent termination rates. The accrued liability for the Company's obligation to return variable annuity commissions as of December 31, 2014 was $601,687. The allowance for uncollectible variable annuity commission receivables as of December 31, 2014 was $3,358.

Commission refunds are due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2014, these commission refunds receivable totaled $288,497 and are included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds receivable from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2014 was $101,345 and is reported in other assets on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal asset giving rise to such differences is accrued compensation.

Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value would typically be greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. The Company had no investments categorized as Level 3 as of December 31, 2014.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the

various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets measured at fair value on a recurring basis

Level 1 measurements

- Fixed income securities: Comprise certain U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

Level 2 measurements

- Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The Company held $14,969,470 of U.S. government fixed income securities, all of which were classified as Level 1, and $5,000,000 of commercial paper short-term investments, which were classified as Level 2, as of December 31, 2014. There were no transfers between Level 1 and Level 2 in 2014.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2014, the Company had net capital, as defined under the Rule, of $25,229,498, which was $24,979,498 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain net capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

5. INCOME TAXES

As a limited liability company, the Company's 2014 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2014 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax liability being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's 2009 and 2010 federal income tax returns and a final settlement related to the examination was approved by the IRS Appeals Division on September 19, 2014. The Allstate Group's tax years prior to 2009 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2014. The Company believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The components of the deferred income tax assets as of December 31, 2014 are as follows:

Accrued compensation	$ 2,134,268
Allowance for commission refunds	224,970
Contingent Liabilities	258,125
Other assets	3,312
Total deferred tax assets	$ 2,620,675

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates including the Company provide services and pay certain expenses on behalf of each other, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. As of December 31, 2014, $7,270,512 is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition. As of December 31, 2014, $228,191 is related to these services and is included as a component of receivable from affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life and ALNY.. As of December 31, 2014, $316,893 is receivable and is included as a component of commission's receivable on the Statement of Financial Condition.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. As of December 31, 2014, $287,524, is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this obligation.

A lawsuit was filed in Texas in February 2013 by parties who allegedly purchased promissory notes of an unrelated company from a former registered agent of the Company. The plaintiffs alleged claims for violation of the Texas Securities Act, negligence for the improper sale of unregistered securities, negligent misrepresentation, breach of contract, fraud, breach of fiduciary duty, conspiracy, and violation of the Texas Deceptive Trade Practices Act. The matter was settled in 2014 with the Company's responsibility of $547,500 recorded in accounts payable and accrued expenses at December 31, 2014.

Arbitration was filed with FINRA on March 10, 2014 in Colorado by six claimants who allegedly purchased promissory notes from a former registered agent of the Company. The claimants alleged claims for making unsuitable investments, breach of fiduciary duty, violations of the Colorado Securities Act, breach of the duty of due care, violations of applicable FINRA and other rules and regulations, failure to supervise and negligence. Claimants sought damages and interest for their lost investments, as well as attorneys' fees. The matter settled in 2015 with the Company's responsibility of $190,000 recorded in accounts payable and accrued expenses at December 31, 2014.

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